

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Teofilo Raad
Chief Executive Officer and President
Pulmatrix, Inc.
99 Hayden Avenue, Suite 390
Lexington, MA 02421

      Re: Pulmatrix, Inc.
          Registration Statement on Form S-3
          Filed May 26, 2021
          File No. 333-256502

Dear Mr. Raad:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tom Kluck at 202-551-3233 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Rick Werner